OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Atmos Home Inc.

13761 Weatherstone Dr.
Spring Hill, FL 34609

http://atmoshome.tech/



2857 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 305,714 shares of common stock ($1,069,999)

Minimum 2,857 shares of common stock ($9,999.50)

Company	Atmos Home Inc.
Corporate Address	13761 Weatherstone Dr., Spring Hill, FL 34609
Description of Business	Atmos designs and manufactures smart home control systems.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$245.00

Perks

$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.

$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.

$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.

$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).

$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).

All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Atmos is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

Sales, Supply Chain, & Customer Base

Initial "Go-to-market" will be accomplished via a product pre-sales campaign, as has become common in the tech hardware industry. Post-launch product sales will be accomplished through online marketplaces such as Amazon, as well as through smart-home focused retailers such as Best Buy, Target, and Lowes. Supply chain will be a combination of traditional electronic component suppliers and subcontract manufacturers for some modules. Atmos' initial customer base will be those looking to upgrade their home to a smart home, and those frustrated with the lack of control options for their connected devices.

Competition

Amazon / Google / Apple The Amazon Echo, Google Home, and upcoming Apple HomePod are voice activated virtual assistants and smart home controllers. These products cannot control a large majority of smart home devices as they do not include major control standards. SmartThings SmartThings builds an array of smart home devices controllable from a central smartphone app. While their product line does support several protocols, a great deal of customization and know-how is required by the end user.

Liabilities and Litigation

Atmos does not currently carry an significant liabilities and is involved in no litigation at this time.

The team

Officers and directors

Mark Lyle	CEO / CTO / Director
Chris Ladwig	Chief Design Officer / Director

Mark Lyle

Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was later acquired by Radio Frequency Micro Devices/Qorvo(Nasdaq: QRVO) in 2008 for $25M. Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception up to 20K devices per week at the time of acquisition. Mark served as CTO of Fuse Mobile Apps, a mobile smartphone and tablet applications software developer, from January 2014 until August 2015. Mark also served as CTO of Fuse Automation Corp., a hardware and software development consulting firm, from August 2015 until June 2017.

Chris Ladwig

Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging, and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. His work for Sonny's BBQ has recently been listed on Rebrand's 100 for 2016 and he was recognized as Art Director of the Year in the 2017 American Advertising Awards. Chris served as Art Director at Fry Hammond Barr, a full service digital and traditional advertising agency, from August 2014 until March 2015. Chris also served as Senior Creative at Purple, Rock, Scissors, a digital marketing agency, from March 2015 until July 2015. Chris also served as Senior Art Director at Push, a full service advertising agency, from July 2015 until April 2017.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Technology Adoption** The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.
- **Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our

technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Key Personnel** The success of the business is heavily dependent on the work and leadership of our key management personnel, specifically Mark Lyle, the inventor of our technology, and Chris Ladwig, Chief Designer. If either of these individuals were to leave the company, it would be difficult to replace them, and the business would be harmed. We will also need to retain additional highly skilled personnel if we are to achieve effective growth. Our future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that some of our competitors may attempt to hire our employees and officers, all of whom are at-will employees and not parties to employment agreements with the company.

- **Product Development** We are currently in the research and development phase and have not yet manufactured a customer-ready prototype of our product. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **Production and Regulatory Compliance** We face significant barriers as we attempt to produce our product, including regulatory and compliance barriers. We do not yet have a fully-fully functional product prototype, and do not have a final design, a manufacturing facility, or manufacturing processes. We will need to contract with manufacturers with excess capacity to produce some of our components. We must successfully overcome these and potentially other design, manufacturing, and regulatory hurdles to be successful.

- **Subsequent Financing** The company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the company's common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the company's common stock. In addition, if the company needs to raise additional equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment, including the possibility of a lower purchase price.

- **Limited Transferability and Liquidity** Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock an no market is expected to develop.

- **Management Discretion as to Use of Proceeds** The company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate base on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- **Forward Looking Information** Any projection or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Procurement of Parts and Materials** Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.

- **Marketing Campaign Risks** Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.

- **Expansion and Retention of Management Team** The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Lyle, 85.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,000,000

  Voting Rights.

  Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends.

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the board of directors from time to time based upon the results of our operations and our financial condition and any other factors that the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights.

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments.

  Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Florida Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-31.

Financial Condition

Results of Operation

The company has not yet generated any revenues and does not anticipate doing so until we have entered production of our Atmos Home Control System. The company's financial projections, based on a maximum capital raise of $106,998.50, indicate that we can operate the business for 6 months without revenue generation. Projections for 6 months of operation include estimated total capital expenditures of $18,000 which includes items such as research and development equipment and manufacturing equipment. Estimated operating expenses total approximately $80,000 for 6 months of operation and include items such as facility rent, marketing and promotion expenses, accounting and legal fees, and general operational expenses.

Financial Milestones

The company will spend a majority of the funds raised on continued research and development, marketing, and capital purchases related to the production of the Atmos Home Control System. Shipment of the first systems is targeted for April 2018, and production will continue to ramp into 2020. Assuming that the required operating capital is raised, the company is forecasting annual revenue of $2.3 million, $19.6 million, and $64.9 million for the first three full fiscal years of operation, based on a tentative production schedule that calls for the first Atmos Home Control Systems to enter production in March 2018. Projected sales of the Atmos Home Control System are 8,050 units in 2018, 37,000 units in 2019, and 118,000 units in 2020 at an average sale price of $249 per unit. Based on these sales projections, the company anticipates that it will achieve positive cash flow by the end of 2018. The companies' next financial milestones will be achieved with the launch of additional Atmos Home products currently in development, the Atmos Expand Smart Light Switch which the company is projecting will go into production in October 2018, and the Atmos Surround Smart Speaker which is forecasted to enter production in January 2019. Projected sales of the Atmos Expand Smart Light Switch are 2050 units in 2018, 41,000 units in 2019, and 137,000 units in 2020 at an average price of $129 per unit. Projected sales of the Atmos Surround Smart Speaker are 0 units in 2018, 28,000 units in 2019, and 103,000 units in 2020 at an average price of $159 per unit. The company is targeting the launch of Atmos Home products into retail distribution in Q3 2019. The company will also continue to invest in the development of additional products to further enhance the Atmos product line.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for approximately 6 months. If we do not reach the full amount we are seeking in this offering, we will seek to raise additional capital on an expedited basis.

Indebtedness

The company does not have any material indebtedness.

Recent offerings of securities

None

Valuation

$3,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.50	$1,069,999
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$500	$10,500
Net Proceeds	$8,900	$995,300
Use of Net Proceeds:		
R& D & Production	$5,000	$634,000
Marketing	$2,000	$190,000
Working Capital	$1,900	$171,300
Total Use of Net Proceeds	$8,900	$995,300

We are seeking to raise a minimum of $9,999.50 (target amount) and up to $1,069,999.50 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,069,999, we believe the amount will last us 5 months and plan to use the net proceeds of approximately $995,300 over the course of that time. Marketing funds will be used to build brand awareness and generate pre-orders of our products through strategically placed advertisements and social media marketing efforts. R&D funds will be utilized to complete the hardware and software development of the Atmos Home Control products, and to obtain regulatory compliance certifications. Remaining working capital will provide for general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Atmos Home Inc.

[See attached]

ATMOS HOME INC.

FINANCIAL STATEMENTS (UNAUDITED)

AUGUST 31, 2017

STRASSMAN CONSULTING, LLC

2035 SUNSET LAKE ROAD, SUITE B-2

NEWARK, DE 19702

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Atmos Home Inc.

We have reviewed the accompanying statement of financial condition of Atmos Home Inc. (the Company") as of August 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Strassman Consulting, LLC
Hunter Strassman, CPA
March 5, 2018

Atmos Home Inc.
Index to Financial Statements
(unaudited)

ATMOS HOME INC.
BALANCE SHEET
AUGUST 31, 2017
(unaudited)

	August 31, 2017
Assets	
Current assets:	
Prepaid expenses	$ 3,060
Equipment	$ 5,000
Total current assets	8,060
Intangible assets, net	5,000
Total assets	$ 13,060
Liabilities and Stockholders' Equity	
Commitments and contingencies	-
Stockholders' Equity	
Common stock, $0.0001 par, 5,000,000	
Shares authorized, 1,000,000 issued and outstanding	$ 100
Paid-in capital	13,250
Accumulated deficit	(290)
Total stockholders' equity	13,060
Total liabilities and stockholders' equity	$ 13,060

ATMOS HOME INC.
STATEMENT OF OPERATIONS
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

Revenues	$	-
Operating expenses:		
General and administrative		290
Total operating expenses		290
Operating loss		(290)
Net loss	$	(290)

ATMOS HOME INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

	Common Stock			Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
August 23, 2017 (Inception)	-	-	-	-	-
Founders' shares and contributed capital	1,000,000	$100	$13,250	-	$13,350
Net loss				$(290)	$(290)
August 31, 2017	1,000,000	$100	$13,250	$(290)	$13,060

ATMOS HOME INC.
STATEMENT OF CASH FLOWS
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

Cash Flows from Operating Activities		
Net loss	$	(290)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaid expenses		(3,060)
Net cash used in operating activities		(3,350)
Cash Flows from Investing Activities		
Purchase of tangible assets		(5,000)
Purchase of intangible assets		(5,000)
Net cash used in investing activities		(10,000)
Cash Flows from Financing Activities		
Proceeds from capital contributions		13,350
Net cash provided by financing activities		13,350
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

ATMOS HOME INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

8

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of 8/31/17, the company has currently issued 1,000,000 shares of common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2017 through September 5, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Atmos is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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atmos

Atmos

The Future of the Smart Home

Small OPO · Spring Hill, FL · Technology · Accepting International Investment

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$167,090.00
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$245.00 minimum investment

Overview Team Terms Updates Comments Share

Atmos - Smart Home 2.0

Complete Smart Home Control System



atmos

atmos

The smart home is not a new concept. We've seen TV shows and movies for years that have teased the concept of intelligent homes that can communicate and interact with us, but we're not there yet. A variety of connected devices have been introduced into our homes for the last several years, but there continues to be a common problem.

Smartphone Control Isn't Smart
"No more of this 'smartphone control makes everything super amazing' nonsense." -Slashgear

Most smart home device makers flaunt smartphone control because it sounds futuristic and convenient. The truth is that unlocking your phone, waiting for apps to open, and navigating everything on one small screen is a cumbersome way to turn on your lights or adjust the temperature.

Atmos Smart Home Control
The Atmos Smart Home Control System is a next-generation smart home device that brings the control of all your connected devices together. It's the smartest, easiest way to control your home with simple voice commands and touchscreen navigation, using the sleek, high-definition interface.



Atmos has been in development for almost 2 years, and now with your help, we're ready to launch into production and smart homes everywhere. We're seeking your investment to help us make Atmos the future of the smart home!

Investment
$3.5/share of Common Stock | When you invest you are betting the company's future value will exceed $4.5M.

Perks
$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.
$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.
$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.
$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).
$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).
**All perks occur after the offering is completed.*

"Atmos combines touch and voice in a way that goes beyond solutions from Amazon, Google, Apple, and Samsung."

The Connected Home


Smart Air Conditioner
Lighting Control System
Energy Management
Appliance Control
Smart Thermostat
Security Camera
Smart Bathroom Appliance
Smart Door Lock
Garage Door Opener

What Is the Internet of Things?

Simply put, this is the concept of basically connecting any device with an on and off switch to the Internet (and/or to each other). This includes everything from cellphones, coffee makers, washing machines, headphones, lamps, wearable devices and almost anything else you can think of. The analyst firm Gartner says that by 2020 there will be over 26 billion connected devices... that's a lot of connections. The IoT is a giant network of connected "things" (which also includes people).

How Does This Affect Me?

The new rule for the future is going to be, "Anything that can be connected, will be connected." But why on earth would you want so many connected devices talking to each other? Imagine this scenario: You wake up in the morning, your smart home senses that you've gotten out of bed, so it starts the coffee maker, adjusts the climate control to your preferred temperature, turns on the news, and wakes the kids. Sound like science fiction? Not anymore.

The Smart Home Market is Exploding

The Market

- The smart home market is expected to be valued at USD 137.91 Billion by 2023, growing at a CAGR of 13.61% between 2017 and 2023. - Markets and Markets
- Business Insider Intelligence (BII) estimates that there will be a total of 23.4 billion IoT devices connected by 2019.
- Growth in the number of installed IoT technologies is projected to exceed that of personal computers by a factor of ten over the next four years, increasing from roughly 4.3 billion in 2015 to 23.4 billion by the end of 2019. - BI Intelligence
- Cisco analysts estimate that IoT will create $14.4 trillion in net profit between 2013 and 2022.
- General Electric projects that industrial IoT technologies could add about $15 trillion to global GDP by 2030
- IDC estimates that the IoT market would grow at a compound annual growth rate of 7.9 percent to reach $8.9 trillion by 2020.

The Industry

- Google acquires Nest (smart thermostats) for $3.2B*
- Samsung acquires SmartThings (smart home hubs) for $200M**
- Google Nest acquires Dropcam (smart cameras) for $555M***

* Forbes
** USA Today
*** Techcrunch

Global Connected Devices


Number of devices in use globally (in billions)
actual | projected
cars
wearables
TVs
Internet of Things
tablets
smartphones
PCs
0
5
10
15
20
25
30
35
2010
2011
2012
2013
2014
2015E
2016E
2017E
2018E
2019E

Source: John Greenough, "The Internet of Everything 2015," *Business Insider Intelligence*. Produced by Adam Thierer and Andrea Castillo, Mercatus Center at George Mason University, 2015.


Internet of Things to Hit the Mainstream by 2020
Estimated number of smart connected things in use worldwide, by category
Automotive
Consumer
Business
30b
25b
20b
15b
10b
5b
0
3.03b
3.75b
4.88b
25.01b
2013
2014
2015
2020
@StatistaCharts Source: Gartner
statista

The Problem

"The issue with the Internet of Things (IoT) and the

connected home is that they're not even remotely connected. At least not seamlessly. Thanks to competing protocols and manufacturers building closed ecosystems, you need a new app every time you add something 'connected' to your house..."

– engadget

Most Connected Devices Don't Speak the Same Language

BI Intelligence cites technological fragmentation as the largest challenge facing today's smart home industry. "Currently, there are many networks, standards, and devices being used to connect the smart home, creating interoperability problems and making it confusing for the consumer to set up and control multiple devices." - BI Intelligence

What does this mean? It means that most smart home devices don't communicate using the same protocols or language. Some devices use Wi-Fi, some Bluetooth, and many utilize established home automation standards such as Zigbee and Z-Wave. Older devices might even use radio frequency or infrared. To make many of these devices smartphone compatible requires adding 3rd party hardware and complexity to your connected home.



WiFi
Bluetooth
Proprietary
zigbee
Z WAVE

Smartphone Control Is Not the Answer

With the number of connected devices in our homes skyrocketing the challenge is becoming how to control them all conveniently. Most connected device makers have chosen the smartphone as their preferred method of controlling their devices. With each connected device having it's own app, a smart home with more than one or two connected devices has become extremely unintuitive to interact with. Unlocking your phone, waiting for the connected device apps to open, and navigating everything on one small screen is a cumbersome way to turn on your lights or adjust the temperature.



LED Light Bulbs
Music
Climate Control
Smart Outlets
Door Locks
Smart Light Switches
Cameras
Sensors
Doorbell
ROGERS
7:41 PM
28%
Extras
Voice Memos
FaceTime
Podcasts
nest
Nest
hue
PHILIPS
hue
SONOS
Sonos
wemo
WeMo
August
Dropcam
SmartThings
Insteon
Ring
Etc.
Etc.
Etc.
Etc.
Etc.
Etc.

Atmos Smart Home Control



Lights
Blinds
Oven
TV

Atmos Unifies the Control of all Your Devices

Voice Control



"Atmos, turn on the lights"

Video



Connectivity









Tell Atmos to turn on the kitchen lights or even queue up your favorite Spotify playlist. Control all of your devices effortlessly using just your voice.

So many of our connected devices today incorporate video, whether it's a baby monitor or security camera, Atmos gives you convenient access to these devices, without having to use your smart phone.

Atmos is compatible with most major brands of home automation products out of the box and we're adding more every day. Philips Hue, Belkin WeMo, Nest, Sonos, Spotify, and DirecTV, just to name a few.

Compatible With...Everything

Atmos simplifies the smart home by unifying the control of all its connected devices. With all of the major smart home communication standards built in, Atmos can control virtually anything:



What Can I Do With Atmos?



• Adjust Climate Control
• Control Entertainment Devices
• Adjust Smart Lighting

- Enjoy your favorite playlist with Spotify and Sonos, or any other Bluetooth connected speaker.
- Get on-screen notifications when a sensor, or security camera is triggered.
- Order a ride from Uber or Lyft.

- Find the perfect recipe from over 350,000 then have Atmos read it to you so you can do the cooking.
- The perfect personal assistant - ask Atmos anything and get the answer.
- Video chat with the intercom feature from room-to-room or with friends or family outside the house through the Atmos mobile app.
- Browse menus and order food to your door.





• Control Smart Appliances
• Make Recipe From Library
• Intercom Kids For Dinner

• Lock Up The House
• Check On The Baby
• Start The Coffee Maker

- Start the coffee maker, preheat the oven, and turn on the TV for the kids with one touch when you wake up.
- Keep an eye on the baby through your video baby monitor while



you're keeping up with your daily tasks.

- Lock the doors, turn off or dim the lights, and lower your window shades with a single command when you go to bed.

Specifications

atmos

Bead-blast finished machined aluminum chassis

Front Intercom Camera

HD Touchscreen Display

Far-field microphone array

4.38 inches
111 mm

Quad Speaker Modules

73°
72°
Fan: Auto

Wednesday, August 23
74° Cloudy
↑ 87° ↓ 72°

10:47 PM

0.36 inches
9.1 mm

7.05 inches
179 mm

Connectivity
Wi-Fi (802.11 b/g/n)
Bluetooth and BLE 4.1
Zigbee
Z-Wave
Infrared

Tech
Quad-Core Processor
1GB RAM
HD IPS Capacitive Touch Display
Proximity Sensor
Ambient Light Sensor

Products Under Development



Atmos Expand Smart Light Switch

The Atmos Expand Smart Switch instantly adds smart lighting control to your home without the need to replace your existing bulbs. Once installed, just swipe up or down on the touchscreen to adjust your current lighting levels. The Atmos Expand Smart Switch also integrates with your Atmos Smart Home Control system, bringing the core Atmos functions to each room with an Atmos smart switch. Utilize full voice control functionality as well as the main features of the Atmos Smart Home Control user interface.

The Atmos Expand Smart Switch also solves another major problem. Many smart lighting systems cease to operate when no Wi-Fi signal is present. Atmos has solved this problem by developing a proprietary interface between the main Atmos Smart Home Control and Atmos Expand Smart Switches that do not require Wi-Fi or any other wireless standard. Your smart lighting has never been so reliable.

Atmos Surround Smart Speaker

Bring voice control and amazing sound performance to every room with the Atmos Surround Smart Speaker. Unlike other smart speakers, the Atmos Surround is deeply integrated with the Atmos Smart Home Control System. Use voice commands to utilize any of your Atmos connected smart devices such as lights and climate control or start your favorite playlist hands free. We've integrated a high definition touchscreen into the top surface of the Atmos Surround for precise control of your music or other smart home device controls. Sync multiple Atmos Surrounds together for a whole home sound experience like no other.

Designed from the ground up for premium sound performance and to be the perfect complement to your Atmos Smart Home Control System.



What People are Saying



"I think this all-in-one interface is a great idea and will be a huge hit!"
— Brian M.

"Brilliant idea"
— Sean H (UK)

"A really interesting product with exciting possibilities."
— Jason L (New Zealand)

"I'm super excited to hear that it is compatible with Insteon."
— Sterling

"I agree that actually interfacing with smart devices is one of the biggest hurdles with the maiden smart home."
— Chris R.

"This Looks amazing. My customers would love this."
— Eamonn (Ireland)

"TAKE MY MONEY NOW!"
— Jason B.

Path to Production



Development

The Atmos Home Control System has been in development for almost 2 years. In that time we've developed the hardware, software, firmware, mechanical, and various other aspects of the products. We've completed multiple functional prototypes, and now, with your help, we're ready to launch Atmos Home products into manufacturing.

Manufacturing

The Atmos team has taken hundreds of products from prototype to full-scale production, in some cases manufacturing tens of thousands of devices per week. We have vast experience in Design for Manufacturability, supply chain management and procurement, quality control, and full manufacturing facility design.

Financial Projections







atmos
Projected Sales Volume by Product
Atmos Smart Home Control
Atmos Expand Smart Switch
Atmos Surround Smart Speaker
Units
140k
120k
100k
80k
60k
40k
20k
0
2018
2019
2020



Early 2016

atmos

Atmos Concept is Born

While integrating his own smart home system founder Mark Lyle becomes frustrated that none of his connected devices work together.

Q3 2016



Initial Concept Design and 3D Modeling

Mechanical prototyping begins. 3D printing and testing of first mechanical prototypes.

Q4 2016



Begin Interfacing With Smart Devices

Developing software and hardware interfaces to multiple smart home devices.

Q4 2016



UX
&
UI

User Interface Development Begins

Begin sketching and prototyping of User Interface/User Experience concepts.

Q1 2017



v0.5 Hardware / Firmware / Software Revision

Atmos electronic hardware, embedded firmware, and user interface software reaches MVP stage.

Q2 2017



2000 Potential Customers Registered

Over 2000 potential customers have now registered on the Atmos website.

Q3 2017



start engine
The Future Of Investing is Here

Launching on StartEngine

Raising capital to complete product testing, certifications, and launch full-scale manufacturing.

Q4 2017



atmos
72°

Begin Accepting Pre-Orders

5000 Atmos Home Control systems will be made available for pre-order. (ANTICIPATED)

Q1 2018



FCC

Achieve Regulatory Certification

Apply for and obtain U.S. and European electrical and wireless regulatory certifications (UL, CE, FCC, etc.) (ANTICIPATED)

Q2 2018



Begin Production

Begin mass production of the Atmos Smart Home control system and accessories. (ANTICIPATED)

In the Press

9TO5Toys HOMECRUX techradar AH AndroidHeadlines TRENDHUNTER TECH

SHOW MORE

Meet Our Team








Mark Lyle
CEO / CTO / Director

Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was later acquired by Radio Frequency Micro Devices/Qorvo(Nasdaq: QRVO) in 2008 for $25M. Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception up to 20K devices per week at the time of acquisition. Mark served as CTO of Fuse Mobile Apps, a mobile smartphone and tablet applications software developer, from January 2014 until August 2015. Mark also served as CTO of Fuse Automation Corp., a hardware and software development consulting firm, from August 2015 until June 2017.



Chris Ladwig
Chief Design Officer / Director

Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging, and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. His work for Sonny's BBQ has recently been listed on Rebrand's 100 for 2016 and he was recognized as Art Director of the Year in the 2017 American Advertising Awards. Chris served as Art Director at Fry Hammond Barr, a full service digital and traditional advertising agency, from August 2014 until March 2015. Chris also served as Senior Creative at Purple, Rock, Scissors, a digital marketing agency, from March 2015 until July 2015. Chris also served as Senior Art Director at Push, a full service advertising agency, from July 2015 until April 2017.



Offering Summary

Maximum 305,714 shares of common stock ($1,069,999)

Minimum 2,857 shares of common stock ($9,999.50)

Company	Atmos Home Inc.
Corporate Address	13761 Weatherstone Dr., Spring Hill, FL 34609
Description of Business	Atmos designs and manufactures smart home control systems.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$245.00

Perks

$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.

$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.

$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.

$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).

$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).

All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Atmos Development Update

18 days ago

Since beginning our campaign here on StartEngine, we've made a great deal of development progress on the Atmos Smart Home Control system, so we wanted to take a moment and share that progress with you. Investors and potential investors alike will want to take time to review the following update video as we get closer and closer to bringing the Atmos Smart Home Control to market:

https://youtu.be/Qq63cfuM080

Again, we would like to convey our sincere thanks to those who have invested, and we look forward to more of you joining us soon!

Cheers,

The Atmos Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

US Consumers Say Smart Home Devices Will Change Their Lives

about 2 months ago

According to research group GfK, more than half of U.S. consumers say smart home technology is going to make their everyday life better. But, as Gearbrain reports, there's just one catch: 68 percent of Millennials, those between the ages of 25 and 34, say they also expect their smart devices to talk to each other. Therein lies the problem that Atmos Home is solving.

Atmos Home has developed the solution to the biggest problem facing the smart home market – getting all of your devices to work together – and at over 1300% funded, we're on the brink of bringing the Atmos solution to market. For those who have already invested, we thank you, and we look forward to more of you joining us on this exciting journey.

Cheers,

The Atmos Team

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amending our Securities Offering

about 2 months ago

Hello! Recently, a change was made to the Atmos offering. Here's an excerpt describing the specifics of that change:

Atmos is extending their campaign as well as increasing their funding goal.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Atmos Passes $100K in Funding

2 months ago

We would like to take this opportunity to offer our heartfelt thanks to those who have believed in our mission and chosen to invest in Atmos. Thank you!

It appears that our timing could not be better as more and more smart home device makers continue to be acquired for massive sums. Yesterday it was announced that Ring, the smart doorbell manufacturer, was acquired by Amazon for over $1 Billion:

https://www.marketwatch.com/story/amazon-buys-smart-doorbell-maker-ring-in-deal-valued-at-more-than-1-billion-2018-02-27

We look forward to more of you joining us on our journey to become the next great smart home company!

Best,

The Atmos Team

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Atmos Gets Exclusive Feature in ZDNet

3 months ago

More exciting news here at Atmos as we get closer to opening for preorders - Atmos CEO Mark Lyle was interviewed for an exclusive ZDNet article featuring the Atmos Smart Home Control System:

http://www.zdnet.com/article/smart-homes-biggest-problem-has-two-man-startup-atmos-solved-it/

Also, we've now reached over 780% of our initial funding goal! We're excited to welcome all of our new investors and look forward to welcoming many more of you soon.

Best,

The Atmos Team

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Atmos Featured in Major Media Digital Trends

3 months ago

It's been a busy week at Atmos Home. Aside from the rapid development progress we're making on our product line, Atmos Home was featured on the major technology news site Digital Trends today:

https://www.digitaltrends.com/home/atmos-smart-home-control-system/

We're also excited to have several new investors on board this week, and we look forward to more of you joining us very soon!

Cheers,

The Atmos Team

Atmos Home Now Over 700% Funded

4 months ago

We would like to take a moment to thank our earliest investors and backers as we come off the most successful 2 weeks of our StartEngine campaign - Atmos Home has now surpassed 700% of our initial funding goal! There's still time to join us as we set out to make the connected home a truly smart home.

The Atmos Team



Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Smart Home Market Sees Triple-Digit Growth

4 months ago

With 2017 in the books, Forbes is reporting greater than 100% year over year growth in the smart home space. This is more great news for Atmos Home investors as we get closer to our first product release! What better time to join the Atmos team by investing in this truly revolutionary technology:

https://www.startengine.com/atmos

Stay tuned for major updates coming in the following weeks.

Cheers,

The Atmos Team

Atmos Release Picked Up by Major Media Outlets

4 months ago

As we raise awareness and prepare to launch orders for the Atmos Smart Home Control System, multiple high-profile sources have picked up an Atmos press release announcing our smart home products - Digital Journal, Nasdaq, Morningstar, and others:

http://www.digitaljournal.com/pr/3619716

http://www.nasdaq.com/press-release/introducing-the-atmos-smart-home-control-system--the-voiceactivated-touchscreen-control-that-20180111-00652

http://news.morningstar.com/all/access-wire/ASWAccesswire485796MSN/introducing-the-atmos-smart-home-control-system-the-voice-activated-touchscreen-control-that-finally-simplifies-the-smart-home.aspx

Exciting news as we get closer to launching the Atmos System! We would like to thank all Atmos investors so far, and look forward to welcoming many more of you to the Atmos team!

Best,

The Atmos Team

2018 Will be the Year of the Smart Home

5 months ago

The numbers are in and smart home device sales were off the charts this holiday season. With that, more and more people are now experiencing the frustration that comes with owning a few smart devices - as Techradar notes the smart home needs to wise up in 2018.

At Atmos Home we want to make your smart home function the way you envisioned that it should - without the frustration. We're excited to announce that our StartEngine campaign has reached over 500% of our initial funding goal and we've extended the deadline due to popular demand! We couldn't be more excited that so many have chosen to join us on our mission to unify the smart home, and we look forward to many more of you joining us in what we believe will be a hugely successful endeavor:

https://www.startengine.com/atmos

Best wishes and happy holidays!

The Atmos Team



Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amending our Securities Offering

5 months ago

Hello! Recently, a change was made to the Atmos offering. Here's an excerpt describing the specifics of that change:

Atmos is extending their campaign for 90 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

3 Days Left to Invest in the Future of the Smart Home

5 months ago

There are only a few days left to take advantage of the Atmos Home investment opportunity. The smart home industry has continued to accelerate throughout the holiday season, and Atmos is perfectly positioned to capitalize on this exploding market trend. If you have been considering an investment, now is the time to join us!

Cheers,

The Atmos Team

Just 5 Days Left to Invest

5 months ago

There are just 5 days left to invest in Atmos – The Future of the Smart Home. We're extremely excited to have over 40 investors on board and over 450% of our initial funding goal raised. If you're thinking about investing, now is the time!

In preparation for our upcoming Atmos Smart Home Control preorder campaign, we have deployed a "Press Room" page on our website in anticipation of significant press coverage as we move towards production. In addition, we have engaged with an external PR firm to assist us in interfacing with the media. You can stay up to date with all Atmos announcements and press releases at: http://atmoshome.tech/press/

Thank you again for all of your interest and support.

Sincerely,

Mark Lyle

CEO & Founder

Atmos Home



Only 15 Days Left to Invest

5 months ago

Just a quick reminder that there are only 15 days left to invest in Atmos, the Future of the Smart Home – and the timing couldn't be better. According to TheStreet.com, smart home device sales are exploding this holiday season, with more and more consumers facing exactly the problem Atmos Home solves – compatibility.

Thanks to our investors, we've been able to make a great deal of development progress, and we're getting closer every day to accepting orders and making the Atmos Smart Home Control System a reality. We thank you all very much for your support, and we look forward to many more of you joining us.

Sincerely,

The Atmos Team

Notice of Funds Disbursement

6 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Website Update

6 months ago

As we get closer to the time to begin accepting orders for the Atmos Smart Home Control System, we have made significant enhancements to our website, and we wanted to share it with our investors and those considering an investment. You can see it here:

http://atmoshome.tech

Please also make sure you're following us on Facebook and Twitter to keep up with all of the product oriented updates:

https://www.facebook.com/atmossmarthome

https://twitter.com/AtmosSmartHome

Please share Atmos on your own social feeds, as this will help in increasing exposure and build value for all of us! Thank you again to all those who've invested, and we look forward to many more of you joining us as we build the Future of the Smart Home!

Sincerely,

The Atmos Team

Development Progress

6 months ago

We wanted to take a moment to express our most sincere thanks to all of you that have joined the Atmos Team by investing, and we look forward to more of you joining us as we create the future of the smart home. We've now reached 220% of our initial funding goal!

With your help, we've been making rapid development progress, and in just days we will be sharing a tech demo video showcasing the Atmos Smart Home Control System **AND** the world's first look at the Atmos Expand Smart Switch in action! We couldn't be more excited to share our progress with our investors and those considering joining the team!

Sincerely,

The Atmos Team

Smart Home Devices to Overtake Smartphones Within 4 Years

6 months ago

According to a new forecast published by Strategy Analytics, the number of connected devices globally will total near 50 billion by 2020, with smart home devices outnumbering smartphones by 2021. The forecast cites smart home adoption as one of the main drivers of growth in the connected device/Internet of Things market.

This is more good news for Atmos Home investors, as the timing of our entry into the smart home device market could not be better it appears.

We look forward to more of you joining us, and we are thankful to all of our investors who have helped us reach almost 200% of our initial funding goal!

Sincerely,

The Atmos Team



News in the Smart Home Industry

7 months ago

More big news this past week in the smart home space – August Home, a smart door lock startup, was acquired by Assa Abloy, the Swedish maker of Yale locks:

https://www.cnbc.com/2017/10/19/assa-abloy-buys-august-home.html

This is good news for Atmos investors, as smart home companies continue to be acquired for large sums, creating huge profits for their investors.

We would like to thank and welcome our newest investors, as they have helped us to reach over 174% of our initial funding goal! We also look forward to more of you joining us as we aim to become the next major success in the smart home industry!

The Atmos Team

Notice of Funds Disbursement

7 months ago

Per the offering terms, and because our equity crowdfunding campaign has now cleared additional investors, Atmos Home has decided to conduct a closing 5 days from today. If your funds have cleared, you will have up until 48 hours prior to this closing to cancel your investment. If your funds have not yet cleared by this date, then you will be part of the next closing if and when your funds do clear. We will continue to accept investments until the indicated closing date.

Thank you so much for investing and joining the Atmos Team!

Sincerely,

Mark Lyle, CEO

Atmos Home Inc.

Barclays Says Smart Home is Huge Investment Opportunity

7 months ago

In a recent note to investors, a Barclays Investment Bank analyst noted that the smart home "could represent one of the most significant investment opportunities over the next several years" – great news for Atmos Home investors! You can read the full CNBC article here:

https://www.cnbc.com/2017/09/05/theres-a-huge-investment-opportunity-in-the-smart-home-barclays-says.html

The article goes on to note that Barclays now predicts that the smart home market could be worth over $300B by 2020, with connected devices contributing $130B to that estimate.

At Atmos Home, we're building what we feel to be the most compelling product lineup on the smart home market, and are poised to solve the biggest problem in the industry - uniting the connected home.

Join us as we create what could be the greatest smart home success story yet. With almost 140% of our minimum funding goal invested and over 100 campaign followers, we're well on our way!

The Atmos Team

New Perks Available!

7 months ago

We're announcing a new perk level at $2500. Now if you invest $2500 or more you will receive a full Atmos Smart Home package, including 1 Atmos Smart Home Control, 3 Atmos Expand Smart Light Switches, and 1 Atmos Surround Smart Speaker from the first batch of pre-orders.

Also, now if you invest $5000 or more, you will receive the Beta Edition Atmos Smart Home Control **AND** the full Atmos Smart Home package.

We look forward to more of you joining us in building the future of the smart home!

The Atmos Team

Smart Light Problem Solved

7 months ago

First off, thank you!!! Thanks to all of you we've surpassed our initial funding goal! We couldn't be more thankful for all of your support.

Next, did you know that if you buy a smart light bulb that your light switches won't work anymore? That's right. A smart bulb needs power to receive commands from it's controller, presumably a smart phone, so if you turn off the light switch, the smart bulb is rendered useless. But with the Atmos Expand Smart Light Switch, you can use traditional **OR** smart light bulbs. Just tell the Atmos Expand smart switch what kind of bulb you have installed and you're good to go. It can switch on and off the power to a traditional bulb, or if you have a smart bulb installed, it can leave the power on and just send the digital command to the smart bulb to turn off/on, dim, or even change color. No other smart switch or smart bulb anywhere solves this problem. Just another feature that makes Atmos the most flexible and innovative smart home system in the world.

Best,

 The Atmos Team



Making Great Progress

7 months ago

Friends and Investors,

We're over 75% of the way to our minimum funding goal! As always, we're excited and grateful for the new investors who have joined the Atmos team.

If you missed it, don't forget to check out the Orlando Smart Home Podcast interview with Mark Lyle, Atmos CEO, from this past weekend:

http://bit.ly/2fZmShu

There are only a few $1000 Limited Beta Edition packages left, so if you've been waiting, make sure to claim yours before they're gone!

To all of you, we offer our continued thanks for your interest and support.

Sincerely,

The Atmos Team

Atmos Featured on Smart Home Podcast

7 months ago

Atmos has been featured on the Orlando Smart Home podcast today. We participated in an extensive interview with the host, and the session should be very informative for Atmos investors and those considering investing. The podcast can be heard here:

https://anchor.fm/smarthome/episodes/de64d0

You can also listen in iTunes here:

https://itunes.apple.com/us/podcast/orlando-smart-homes/id1259862555?mt=2#episodeGuid=410f3328-689c-3120-d478-452b7711ba0a

Week 2 Update

7 months ago

Atmos Friends and Investors,

It's been 2 weeks since launching our StartEngine campaign, so we thought we would take a moment to share our progress with our investors and followers.

First off, exciting news – Atmos is being featured on multiple top smart home podcasts in the coming weeks! We'll keep you informed and provide links soon so you can tune in.

As we have begun to increase our exposure, interest in Atmos products is exploding – our waiting list has grown by over 200 in just the last week bringing our total to over 2200!

Again, please make sure to ask any questions in the comments section below, and we'll get them answered right away. We would also be very thankful if you would share our campaign with anyone who may have interest:

https://www.startengine.com/atmos

Until the next update, we greatly appreciate all of your interest and support.

Sincerely,

Mark Lyle

CEO, Atmos Home Inc.



Atmos - Halfway to Our First Goal

7 months ago

Atmos Friends and Investors,

Our sincere thanks goes out to everyone who has invested in Atmos so far. We're over 50% of the way towards our first funding goal!

Don't forget, there are still six spots remaining for the Limited Beta Edition packages of the Atmos Smart Home Control System **AND** Atmos Expand Smart Switch. If you invest a minimum of $1000 you'll receive an invitation to the private Beta testing group, and get your Atmos smart home products before anyone else! Visit the Atmos campaign page on StartEngine to claim yours now:

https://www.startengine.com/atmos

We've received some great questions and comments so far, so please keep them coming! Have a question about something on the campaign page? Feel free to ask in the comments section below and we'll do our best to get your question answered right away.

We're looking forward to bringing more and more of you onboard as investors, and for all of us to participate in what promises to be the next great success in the smart home industry!

Sincerely,

Mark Lyle

CEO, Atmos Home Inc.

Atmos – The Future of the Smart Home is on the Way

8 months ago

Friends and Investors,

We are truly excited that so many have shown their interest in Atmos, and we're honored that some of you have chosen to invest and join the Atmos team.

To keep the positive momentum going, we're announcing that the next 10 investors who commit a minimum of $1000 (and any who have already invested at this level) will each receive Limited Beta Editions of the Atmos Smart Home Control System **AND** the Atmos Expand Smart Switch. Each of these investors will also be invited to participate in the limited Beta testing groups, getting the earliest access to Atmos smart home products!

Also, we appreciate the thoughtful questions and comments we have received so far, and we invite you to ask any questions you might have about our company or products in the comments section below.

Again, we are extremely excited to be taking these steps forward as a company, and we are truly humbled by your support.

Sincerely,

Mark Lyle

CEO, Atmos Home Inc.

Comments (77 total)

> Add a public comment...

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Post

Patrick Enweronye **Atmos - Potential Investor** 13 days ago

I am impressed with the successes you have made in the recent youtube video you made. I see that you have integrated a lot of companies systems into it but I want a lot more. One thing that I am not seeing yet is integration of home heating and cooling systems like Rheem's wifi enabled water heater. I also do not see thinks like smart smoke and carbon monoxide and water leak detection systems. I think the useability and value would be greater for the products and the company if these features are there. I would love to invest more in Atmos but it needs more features the make it trump devises like Samsung Smartthings. Also, does it need to be wall mounted for electricity or could it be portable with a battery and charger? Also, if someone purchases a unit, will there be periodic updates to the software to include newly added features for new companies that get integrated into the Atmos system? I am not sure if this question was answered somewhere previously.

Joseph Kosobucki II **Atmos - Potential Investor** 22 days ago

As a potential investor I have a couple questions. First, I really like the idea and the user interface that you are producing, it does look as though it will be a wonderful product to hit the market. However, there are a couple issues I see and would like feedback on. I read a comment below that the Smart Home Control will not have integration with Apple's Home-kit, I believe this will cause more difficulties with the issue you are trying to fix, that is, unifying everything.
-Will the device have an app for smartphones? If it does, this is exactly what I am talking about; it will be yet another app I have on my phone in addition to the Home app (home-kit) that I have to use to control the devices in my house.
-Will the app have the voice assistant Atmos like the touch panel does? It would again be redundant because I already have Siri.
-However, if there is not an app, how will I control all the devices when I am away from home and how does that reduce all the apps I would need to control everything when I am not at home?
-As far as Lutron support goes, will it be compatible with the high-end RadioRa2? Or will it only be compatible with the lower-end Caseta products or RadioRa Select? If Lutron controls all of my lights, blinds, fans, etc., will Atmos be able to control all of those products through the Lutron system (RR2)? (I do see mentioned below that initially it will be Caseta, but this question applies to future updates)
-Will it have integration for UniFi's security cameras?
-I see it has a infrared transmitter, will it be able to control entertainment devices directly via infrared/RF or only through middle-man components such as Logitech's Harmony Hub?
These are only a couple of the questions I have, but I do look forward to your feedback and would ultimately love to back your product if it is truly a device to unify everything in my home. Right now, I am getting the feeling that it is more a rival to Apple's Homekit/Siri and Amazon's Alexa, only with a little more integration than those two.

> **Mark Lyle** **Atmos - Issuer** 4 days ago
>
> Hi Joseph, thank you for your interest and for the thoughtful questions. I'll address each of the topics you raised below:
>
> Apple HomeKit - HomeKit was originally created as a hardware standard for smart home OEM's, requiring companies like Atmos to embed a special Apple chip (a very expensive one) into their products to become HomeKit compliant. This was not well received in the industry and Apple eventually retracted the hardware requirement and replaced it with a hands on security evaluation. The problem here has nothing to do with Atmos, but rather with the thousands of devices that Atmos interfaces with that Apple devices cannot, and as such have not been reviewed by Apple for HomeKit compliance. We would essentially be circumventing the HomeKit certification for these other 3rd party devices - the same reason why SmartThings and Wink hubs are not compatible. It is also very likely that Apple will never support these other devices as they communicate via standards that are not built into Apple products. So while we would like to be HomeKit compatible, until Apple makes it possible for products that support multiple communication standards to be

compatible, until Apple makes it possible for products that support multiple communication standards to be certified, like Atmos, it is unlikely. Apple is actually working against the concept of unification in this scenario.

Atmos App - Yes there will be a smartphone app so that you will have access to your devices when away from home. We do understand that this could be considered redundancy for some Apple users who are using the Apple Home app, however, as mentioned in the HomeKit discussion, the Apple Home app will likely never support most smart home devices, making the Atmos app necessary for these devices. Voice control is not currently planned for the Atmos smartphone app.

Lutron - Lutron has maintained proprietary wireless communication standards for most of their products other than the Caseta line, not allowing 3rd party access. That said, we are working on a RadioRa2 solution, but there's no official word yet. Also, any Lutron devices that are compatible with the Lutron Smart Bridge Pro will work.

Cameras - We will support UniFi IP cameras.

Infrared - The Atmos Smart Home control can directly control IR devices that are within range. For devices not in range, we will be offering Atmos Remote IR emitters that can be added anywhere you have IR devices to allow Atmos to control them.

Jaron Davis Atmos - Potential Investor a month ago

Having not heard anything new in a while, could we get some sort of technical update on the product(s)? Is the technical side complete? Has manufacturing started? Have there been issues? Etc.?

Mark Lyle Atmos - Issuer a month ago

Hi Jaron. We will be posting a video update within the coming days for all of those interested to get an inside look at our development progress. Thank you again for your investment!

Richard Carroll 2 months ago

Will our Investment also bring on a profit besides owning a unit? .. sorry auto correct on last message

Mark Lyle Atmos - Issuer a month ago

Hi Richard and thank you for your interest! When you invest in Atmos, you are purchasing ownership shares in addition to any applicable perks that go along with your investment level. As the company grows and increases in value, so will the value of your equity ownership.

Richard Carroll 2 months ago

will are invest also bring on a turn beside owning a unit as the company grows

---

Christopher Haray Atmos - Potential Investor 2 months ago

when do pre-orders begin?

Mark Lyle Atmos - Issuer a month ago

Hi Christopher, thank you for your question and interest. Preorders will be available in the next several weeks. We are working now to prepare our site and marketing materials for this event, as it is a major milestone for us. We should have this date solidified shortly.

---

peter malloy Atmos - Potential Investor 2 months ago

Will you collect data and, if so, what will you do with it?

Mark Lyle Atmos - Issuer a month ago

Hi Peter and that you for your question. We do not intend to collect any user data. All user configuration information is stored locally on the device. Thank you again for your interest.

Jaron Davis Atmos - Potential Investor 3 months ago

When can we expect pre-orders to begin shipping? And will there be any rules for or against publishing reviews online for those pre-orders?

Mark Lyle Atmos - Issuer a month ago

Hi Jaron. We expect to begin shipping preorders in late Q2. There will not be any rules against publishing reviews for preordered units.

SHOW MORE COMMENTS



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VIDEO TRANSCRIPT (Exhibit D)

[MUSIC]

Atmos Smart Home Control

[FEMALE DOING LAUNDRY]

[DOOR BELL RINGS]

Female: "Atmos, show me the front door."

[VIDEO FROM SMART DOORBELL APPEARS ON ATMOS SCREEN, MAN AT DOOR WAVES]

Highlight - Connect your smart devices

Female: "Hey, Dad. Let me unlock the door for you."

[FEMALE TOUCHES UNLOCK BUTTON ON ATMOS TOUCHSCREEN AND DOOR UNLOCKS ALLOWING THE FATHER TO ENTER]

Highlight - Control Lights, Climate, and Security.

Highlight - Control your entertainment.

[FEMALE CONTROLS MUSIC ON ATMOS TOUCHSCREEN]

[FEMALE IN KITCHEN PREPARING DINNER, FOLLOWING RECIPE ON THE ATMOS SCREEN]

Female: "Atmos, preheat oven to 350."

Highlight - Even smart appliances.

[OVEN PREHEATS TO 350 DEGREES]

Compatible with:

SmartThings, Nest, Sonos, Somfy,

MyQ, Fibaro, Logitech Harmony, WeMo, IFTTT,

Insteon, LIFX, LightwaveRF, Philips Hue, Vera,

Lutron, microBees, Chamberlain, Wink,

Spotify, Uber, Lyft, Apple TV, Roku,

DirecTV, Dish, HomeSeer, Amazon FireTV.

[FEMALE GOING TO BED]

Female: "Atmos, shut the house down for the night."

[ATMOS LOCKS ALL FRONT/SIDE DOORS AND CLOSES GARAGE DOOR]

Female: "Atmos, lights off."

[LIGHTS IN BEDROOM AND LIVING ROOM TURN OFF]

Main Video

[Music]00:13show me the front door hey Dad00:23[Music]00:41[Music]00:44at most three heat oven to 35000:49[Music]00:59at most shut the house down tonight all01:23right01:23I'm mark Lyle and I'm one of the01:25founders of Atmos home we're here at the01:27Atmos home offices today we wanted to01:29give you a brief update on our01:30development progress of the atlas for01:32home control system so come on back and01:34let's take a look this is our01:41demonstration and integration testing01:44room it's a continual work in progress01:46as we are constantly integrating new01:49smart home devices and products into our01:51atmosphere mold control system so you01:53can see here we've got a few different01:55brands of smart lighting we've got some01:58of the more popular brands nest and02:00ecobee of smart climate control systems02:02we've got a smart lock some smart02:05cameras as well as several entertainment02:09devices up here on the front wall now we02:13know that many of you are very familiar02:15with the frustrations of owning a smart02:19home with several connected devices and02:20being able to control those devices in a02:23seamless way but for those of you who02:25are not as familiar with the problem02:26that the art home industry is facing we02:28thought we'd do a brief demonstration02:30here today so as we mentioned before02:32we've got a few brands of smart lights02:34we've got the Philips you02:35we've got life expense Dion which is not02:39a smart light all but rather a smart02:42light switch so we'll take a second here02:45to show you what it takes to control02:48each of these devices with your phone so02:50for us we've got all of our smart home02:53control apps together here and so first02:56we'll look at the philips hue and we'll02:58load up that app and then we'll be able03:01to03:02turn on the Philips you light bulb not03:05too bad there so let's move on and now03:09we'll be controlling the lifx light bulb03:12through the light mechs app it also03:13loads up very quickly and now you can03:15see we have a different interface to03:17work with here because they're made by03:18different companies and now we can03:20control the life x-lite bulb03:23and last but not least we have the03:25Insteon smart lights which will load up03:28that app and as soon as it loads then03:32we'll have our smart switch displayed on03:35screen here and we can turn that switch03:38on and off so you can see three03:41different brands of smart light bulbs or03:43smart switches and three different apps03:45to control them with now you can imagine03:47that if we added our nest or ecobee our03:51smart locks and cameras and03:52entertainment devices it very quickly03:55gets very confusing to control all these03:57devices now that's not even to mention04:00that for many of these devices you're04:03required to wire a smart home control04:05hub into your home to be able to04:08communicate with these devices now the04:10reason for that is your smart phone04:11doesn't speak the same language or04:13utilize the same protocols that many of04:16these smart devices do so that's why04:18this communication hub is required and04:20that's not only required for your smart04:21phone but also if you want to utilize04:24these devices with an Amazon echo or a04:27Google home smart virtual assistant04:29would it be nice if we had a device or a04:32system that we can use to speak directly04:35with these smart phone devices rather04:38than having to have six or eight apps04:39installed rather than having multiple04:42communication hubs installed in our04:44smart home we're going to be much easier04:47to use a single device well that's why04:50we created the Atmos for home control04:51system04:53it communicates directly with each of04:55the devices in your home without the04:57need for additional hubs or six or eight04:59apps installed under your phone take a05:01look okay Atmos lights on so you can see05:09that with a single command we've05:11activated all three different brands of05:13smart lighting simultaneously directly05:17to those without any communication hubs05:19now just as we can use our voice to05:21control these devices we can also use05:24the touch screen so we can see here in05:25our lighting control screen we've got05:27all three brands Philips you lifx05:29Insteon and we can now dim and power off05:33and on each of these various brands of05:36lighting next we have our climate05:40control screen and here we have our nest05:44and ecobee and we have the ability to05:46adjust each of them precisely just as we05:49would like05:50utilizing the touch screen or just as we05:52did with the lights we can use a voice05:54command okay a MOS set the temperature05:57to 75 degrees05:59[Music]06:03five degrees so we can see the control06:07of the the nest of ice through voice06:11commands next we have our lockscreen and06:14we've got several locks installed our06:17front door back door garage door we'll06:19get back to lock control in a minute06:21here but we wanted to show you the06:22screen quickly and next we have our06:25video security screen here we can have06:29multiple zones video cameras or video06:32baby monitors or video doorbells or06:34whatever it may be and we can monitor06:36all these devices from our screen we can06:38also set up triggers or alerts to be06:41sent to us to our smart phone or to the06:43Atmos device itself if motion for06:46example is triggered on any of the zones06:49that you've selected to notify you of06:51these various alerts next we have our06:56music control and in this case we're06:59controlling a Soto's play connected07:02whole music system and we're streaming07:04from Spotify07:06[Music]07:16and the music screen or the music07:20control portion works with most07:22connected of home music systems as well07:26as several streaming services such as07:29Pandora Spotify Amazon Prime music and07:32so forth so in addition to all of the07:36touchscreen controls we also have the07:39ability to program multiple commands at07:42the same time called a scene for example07:45we may want to scene or a set of07:47commands for when we go to bed at night07:49to lock the house to be able to turn off07:51the lights set the preferred temperature07:52and so forth so we would say something07:54like ok at most go to bed so you can see08:07that all of our pre-programmed settings08:10turning down the lights are leaving08:12particular zones and lights on or08:14setting the climate control in the to08:17the preferred temperature for bedtime as08:18well as locking the house up can all be08:20executed with a single commandment we08:22also have here our Atmos expand smart08:26light switch now we don't have time to08:29get into all the features of this today08:30but we're excited that we are nearing08:33the completion of its development as08:34well and we'll be putting out another08:36video shortly that will show you all the08:39various features of that device also but08:43before we go today we'd like to show you08:45another feature that we've been working08:46on that we're really excited about and08:48it's the ability to chain commands08:51together so you might have several08:54things you'd like to happen at once but08:55not have a pre-programmed scene for08:58those actions because you want those08:59actions to be dynamic09:01so imagine that you come home from work09:05and you want to watch the TV show but09:08you want the climate at a specific level09:10and you want the lights at a specific09:12level so we can say okay atmos set the09:17temperature to 72 degrees and then the09:20lights and watch all t catch fire on09:23Netflix so you can see that at most09:33executed all those commands back to back09:35to back a feature which no other smart09:38home system can currently duplicate so09:40we're pretty excited about that well09:42that's about all the time we have for09:43today we want to thank you very very09:45much for your interest in Atmos and09:47until next time thank you

Video 3

Hi. I'm Mark Lyle, and I'm one of the founders of Atmos Home. We're here at the Atmos Home offices today, and we wanted to give you a brief update on our development progress of the Atmos Smart Home Control System. Come on back, and let's take a look.

This is our demonstration and integration testing room. It's a continual work in progress, as we are constantly integrating new smart home devices and products into our Atmos Smart Home Control System.

You can see here, we've got a few different brands of smart lighting. We've got some of the more popular brands, Nest and Ecobee, of smart climate control systems. We've a smart lock, some smart cameras, as well as several entertainment devices up here on the front wall.

Now we know that many of you are very familiar with the frustrations of owning a smart home with several connected devices and being able to control those devices in a seamless way. But for those of you who are not as familiar with the problem that the smart home industry is facing, we thought we'd do a brief demonstration here today.

As we mentioned before, we've got a few brands of smart lights. We've got the Philips Hue. We've got LIFX. We've got Insteon, which is not a smart light bulb, but rather a smart light switch. We'll take a second here to show you what it takes to control each of these devices with your phone.

For us, we've got all of our Smart Home Control apps together here. First we'll look at the Philips Hue. We'll load up that app, and then we'll be able to turn on the Philips Hue light bulb. Not too bad there.

Let's move on, and now we'll be controlling the LIFX light bulb through the LIFX app. It also loads up very quickly. Now you can see we have a different interface to work with here, because they're made by different companies. Now we can control the LIFX light bulb.

Last but not least, we have the Insteon smart light switch. We'll load up that app. As soon as it loads, then we'll have our smart switch displayed on screen here. We can turn that switch on and off.

You can see three different brands of smart light bulbs or smart switches and three different apps to control them with. Now you can imagine that if we added our Nest, our Ecobee, our smart locks, and cameras, and entertainment devices, it very quickly gets very confusing to control all these devices.

Now that's not even to mention that for many of these devices, you're required to wire a smart home control hub into your home to be able to communicate with these devices. The reason for that is your smart phone doesn't speak the same language or utilize the same protocols that many of these smart devices do. That's why this communication hub is required. That's not only required for your smart phone, but also if you want to utilize these devices with an Amazon Echo, or a Google Home smart virtual assistant.

Wouldn't it be nice if we had a device or a system that we could use to speak directly with these smart home devices rather than having to have six or eight apps installed, rather than having multiple communication hubs installed in our smart home? Wouldn't it be much easier to use a single device? Well, that's why we've created the Atmos Smart Home Control System. It communicates directly with each of the devices in your home without the need for additional hubs or six or eight apps installed onto your phone. Take a look.

Okay, Atmos, lights on. You can see that with a single command, we've activated all three different brands of smart lighting simultaneously directly to those without any communication hubs. Just as we can use our voice to control these devices, we can also use the touch screen. We can see here in our lighting control screen, we've got all three brands, Philips Hue, LIFX, and Insteon. We can now dim and power off and on each of these various brands of lighting.

Next we have our climate control screen. Here we have our Nest and Ecobee. We have the ability to adjust each of them precisely just as we would like, utilizing the touch screen, or just as we did with the lights, we can use a voice command.

Okay, Atmos. Set the temperature to 75 degrees.

Climate control temperature adjusted to 75 degrees.

We can see the control of the Nest device through voice commands.

Next we have our lock screen. We've got several locks installed, our front door, back door, and garage door. We'll get back to lock control in a minute here, but we wanted to show you the screen quickly.

Next we have our video security screen. Here we can have multiple zones of video cameras, or video baby monitors, or video doorbells, or whatever it may be. We can monitor all these devices from our screen. We can also set up triggers or alerts to be sent to us to our smart phone or to the Atmos device itself if motion, for example, is triggered on any of the zones that you've selected to notify you of these various alerts.

Next we have our music control. In this case, we're controlling a Sonos PLAY, a connected home music system. We're streaming from Spotify. The music screen or the music control portion works with most connected home music system systems as well as several streaming services, such as Pandora, Spotify, Amazon Prime Music, and so forth.

In addition to all of the touch screen controls, we also have the ability to program multiple commands at the same time called a scene. For example, we may want a scene or a set of commands for when we go to bed at night to lock the house, to be able to turn off the lights, set the preferred temperature, and so forth. We would say something like, "Okay Atmos. Go to bed."

Climate control temperature adjusted to 78 degrees.

You can see that all of our preprogrammed settings, turning down the lights or leaving particular zones of lights on, or setting the climate control to the preferred temperature for bed time, as well as locking the house up, can all be executed with a single command.

We also have here our Atmos Expand Smart Light Switch. Now we don't have time to get into all the features of this today, but we're excited that we are nearing the completion of this development as well. We'll be putting out another video shortly that will show you all the various features of that device also.

But before we go today, we'd like to show you another feature that we've been working on that we're really excited about. It's the ability to chain commands together. You might have several things you'd like to happen at once but not have a preprogrammed scene for those actions, because you want those actions to be dynamic.

Imagine that you come from work, and you want to watch a TV show, but you want the climate at a specific level, and you want the lights at a specific level. We can say, "Okay, Atmos. Set the temperature to 72 degrees, and dim the lights, and watch Halt and Catch Fire on Netflix."

You can see the Atmos executed all those commands back to back to back, a feature which no other smart home system can currently duplicate. We're pretty excited about that.

Well, that's about all the time we have for today. We want to thank you very, very much for your interest in Atmos. Until next time, thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.